UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ultra Sun Corp.
____________________________
(Name Of Issuer)

Common Stock
_____________________________
(Title of Class of Securities)

90388D 10 4
______________________________
(CUSIP Number)

Jeff W. Holmes, 1225 West Washington Street, Suite 213, Tempe, Arizona 85281 (602) 778-7500
 (Name, Address and telephone Number of Persons Authorized to Receive Notices and Communications)

March 30, 2009
________________________________________________
(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), Rule 13d-1(f) or Rule 13d-1(g), check the following box [  ].

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

SCHEDULE 13D

CUSIP NO. 90388D 10 4

1.  Name of Reporting Person: Jeff W. Holmes

2.  Check the Appropriate Box if a Member of a Group:  NA

3.  SEC Use Only

4.  Source of Funds:  PF

5.  Check Box if Disclosure of Legal Proceedings is required pursuant to items 2(d) or 2(e):  NA

6.  Citizenship or Place of Organization: State of Nevada, United States

Number of shares beneficially owned by each reporting person with:

7.  Sole Voting Power: 378,900

8.  Shared Voting Power: 378,900

9.  Sole Dispositive Power: 378,900

10.  Shared Dispositive Power: 378,900

11.  Aggregate Amount Beneficially owned by Each Reporting Person: 378,900

12.  Check Box if the Aggregate Amount in Box (11) Excludes Certain Shares:  NA

13.  Percent of Class Represented by Amount in Row (11):  At March 30, 2009, the 378,900 shares would represent 29.15% of the issued and outstanding shares.

14.  Type of Reporting Person: IN-Individual

Item 1.  Security and Issuer:

This statement relates to shares of Common Stock of Ultra Sun Corp. (the "Issuer") whose address is 1532 East St. Marks Court, Salt Lake City, Utah 84124.

Item 2.  Identity and Background:

     (a)     Jeff W. Holmes

     (b)     1225 West Washington Street, Suite 213, Tempe, Arizona 85281

     (c)     Mr. Holmes is the not an officer or director of the Issuer.

     (d)     Mr. Holmes has not been convicted in a criminal proceeding.

     (e)     Mr. Holmes is not and has not been a party to a civil proceeding of a judicial or administrative body which resulted in a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws on findings any violation with respect to such laws.

     (f)     Mr. Holmes is a citizen of the United States.

Item 3.  Source and Amount of Funds or other Consideration:

      The shares of common stock of the Issuer were purchased by Mr. Holmes for $34,725.  All funds used in the purchase were personal funds of Mr. Holmes.

Item 4.  Purpose of Transaction:

     The securities were acquired for investment purposes.

Item 5.  Interest in Securities of the Issuer.

     (a)    Mr. Holmes acquired the 378,900 shares from the Issuer for $34,725.   The shares represent 29.15% of the issued and outstanding shares of the Issuer. The shares were acquired directly from the Issuer.  Mr. Holmes does not have a present intention of acquiring additional shares of the Issuer.  All shares were acquired for investment purposes.

     (b)    Mr. Holmes has sole power to vote all of its shares.

     (c)    During the past 60 days, Mr. Holmes has not sold or acquired any shares of the Issuer except as set forth above.

     (d)    Mr. Holmes has the sole right to receive and the power to direct the receipt of dividends from, or the proceeds from the sale of the Issuer's shares of common stock held by Mr. Holmes.

     (e)     Mr. Holmes is still a five percent shareholder.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     Mr. Holmes is not currently a party to any contracts, arrangements, understandings or relationships with respect to the securities of the Issuer.

Item 7.  Materials to be filed as Exhibits.

   None

Signature:  After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: April 14, 2009

Jeff W. Holmes

/s/ Jeff W. Holmes
__________________________

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